Electric Playhouse, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

Board of Directors
Electric Playhouse, Inc.

Management is responsible for the accompanying consolidated financial statements of the Electric Playhouse, Inc. (a corporation), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the consolidated financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these consolidated financial statements.

Pulakos CPAs, PC

December 28, 2022

Pulakos CPAs, PC

Electric Playhouse, Inc.

CONSOLIDATED BALANCE SHEET

December 31, 2021

Assets		
Current assets		
Cash and equivalents	$	852,248
Accounts receivable, net		38,203
Prepaid expenses		159,068
Total current assets		1,049,519
Property and equipment, net		1,145,547
Intangible assets, net		368,579
Total assets	$	2,563,645
Liabilities		
Current liabilities		
Accounts payable	$	700,954
Accrued payroll liabilities		106,886
Lines-of-credit		500,000
Long-term debt, current portion		170,918
Other accrued liabilities		624,609
Total current liabilities		2,103,367
Long-term debt, net of current portion		2,122,058
Stockholders' equity		
Common stock, $1 par value; authorized 2,500,000 shares, issued and outstanding 591,300 shares		591
Preferred stock, $1 par value; authorized 1,258,227 shares, issued and outstanding 1,091,494 shares		1,091
Additional paid-in-capital		4,950,087
Accumulated deficit		(6,613,549)
Total stockholders' equity		(1,661,780)
Total liabilities and stockholders' equity	$	2,563,645

Electric Playhouse, Inc.

CONSOLIDATED INCOME STATEMENT

Year Ended December 31, 2021

Sales	$	1,014,753
Cost of sales		(353,468)
Gross profit		661,285
Administrative expenses		
Salaries and wages		1,092,392
Advertising and marketing		101,373
Professional services		617,444
Supplies and equipment		87,814
Administrative		196,042
Facility		891,363
Total administrative expenses		2,986,428
Loss from operations		(2,325,143)
Other income and expense		
Interest expense		(99,425)
Depreciation and amortization		(509,551)
Forgiveness of PPP loan		343,700
Business and recovery grants		125,000
New Mexico Film Office tax credit		519,414
Loss on disposal of property and equipment		(4,329)
Interest income		1,575
Total other income		376,384
Net loss		(1,948,759)
Accumulated deficit, beginning of year		(4,664,790)
Accumulated deficit, end of year	$	(6,613,549)

Electric Playhouse, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Year Ended December 31, 2021

	Common Stock - $.001 Par Value		Preferred Stock - $1 Par Value				
	# of Shares Outstanding	Amount	# of Shares Outstanding	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2020	591,300	$ 591	1,091,494	$ 1,091	$ 4,950,087	$ (4,664,790)	$ 286,979
Net loss	-	-	-	-	-	(1,948,759)	(1,948,759)
Balance at December 31, 2021	591,300	$ 591	1,091,494	$ 1,091	$ 4,950,087	$ (6,613,549)	$ (1,661,780)

See Notes to Financial Statements and Independent Accountants' Compilation Report.

Electric Playhouse, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2021

Operating activities		
Net loss	$	(1,948,759)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization		509,551
Loss on sale of property and equipment		4,329
Changes in certain operating assets and liabilities		
Accounts receivable, net		(2,254)
Prepaid expenses		3,125
Accounts payable		428,068
Accrued and other liabilities		(35,248)
Net cash used by operating activities		(1,041,188)
Investing activities		
Purchases of property and equipment		(117,865)
Net cash used by investing activities		(117,865)
Financing activities		
Net borrowings on lines-of-credit		500,000
Principal payments on long-term debt		(251,105)
Borrowings on long-term debt		1,569,924
Net cash provided by financing activities		1,818,819
Change in cash and cash equivalents		659,766
Cash and cash equivalents, beginning of year		192,482
Cash and cash equivalents, end of year	$	852,248
Supplemental cash flow information		
Cash paid for interest	$	99,425

NOTE 1 – ORGANIZATION

Electric Playhouse, Inc. (the Company) is a Family Entertainment Startup focused on developing interactive and immersive experiences for all ages. The experiences are built in-house and content ranges from games, art, dining, concert, parties and more. All experiences are ticketed time entry based with content changing throughout the day to target available audiences. The Company generates revenue from its retail locations, a traveling museum exhibit and external project work with museums and cultural institutions.

The Company is currently raising capital to support growth into its first major market location off the Las Vegas strip. The location will be opening summer of 2023 and the Company is projected to become profitable within months of opening this new location. The Company is raising additional equity investments to support operating expenses into the end of 2023 and the Company was recently awarded a large Job Incentive Training Program (JTIP) that will cover up to half the salary of future hires in preparation for the opening of the new location. Another concurrent raise of capital for $5,000,000 is underway to fund the Las Vegas project.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe that it is exposed to any significant credit risk with respect to its cash balances.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers for services performed. Management considers all accounts receivable at December 31, 2021 to be fully collectible, and therefore, no allowance has been recorded.

Property and Equipment

Property and equipment are recorded at cost. Assets are depreciated or amortized over their estimated useful lives using straight-line methods. Asset lives range from 5 to 15 years. Repairs and maintenance expenses are charged to operations when incurred. Major replacements and betterments are capitalized. Depreciation expense was $323,813 in 2021.

Intangible Assets

Intangible assets consist primarily of a liquor license and design costs, both of which are amortized over their useful lives, which are estimated at 3 years.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition

The Company recognizes revenue on ticketing, rental and event income at the time of the admission or event. Revenue for food, beverage and merchandise transactions are recorded at the point of sale. Any cash received in advance of admission or in advance of the rental is deferred until such time revenue can be recognized.

Revenues are presented net of sales and use taxes.

Advertising

The Company expenses advertising costs as incurred. Such expenses were $101,373 in 2021.

Income Taxes

The liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

The Company has adopted accounting principles generally accepted in the United States of America as they relate to uncertain tax positions and has evaluated its tax positions taken for all open tax years. The Company is not currently under audit nor has the Company been contacted by any tax jurisdiction. Based on the evaluation of the Company tax positions, Management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2021.

Subsequent Events

The Company has evaluated all events occurring subsequent to December 31, 2021 through December 28, 2022, which is the date that the consolidated financial statements were issued, and, if applicable, has disclosed or recognized all events occurring during this period that require either recognition or disclosure in the accompanying consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2021:

Furniture and fixtures	$ 253,302
Equipment	1,526,196
Leasehold improvements	52,599
	1,832,097
Accumulated depreciation	(686,550)
Total property and equipment, net	$ 1,145,547

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2021:

Liquor license	$	336,320
Design costs		173,281
Other		45,484
		555,085
Accumulated amortization		(186,506)
Intangible assets, net	$	368,579

Intangible assets are amortized over their useful life as determined by management. Amortization expense was $185,738 in 2021.

At December 31, 2021, future amortization expense in expected to be:

2022	$	185,028
2023		183,551

NOTE 5 – LINES OF CREDIT

The Company is party to two line-of-credit agreements with a financial institution. Each line has a total capacity of $250,000, for a combined total borrowing capacity of $500,000. The lines accrue interest at a rate equal to the prime rate plus 1.00%, with a minimum rate of 5.00%. resulting in an effective rate of 5.00% as of December 31, 2021. The lines are due on demand and mature in February 2023, are guaranteed by the majority stockholders of the Company, and are collateralized by assets of the Company. The combined balance on the lines was $500,000 as of December 31, 2021.

NOTE 6 – LONG-TERM DEBT

Long term debt consisted of the following at December 31, 2021:

		2021
Note payable to an LLC; interest only payments accrue quarterly at a rate of 3.58%. All unpaid principal and interest due at maturity on December 29, 2027.	$	1,562,733

NOTE 6 – LONG-TERM DEBT – CONTINUED

	2021
Notes payable to individuals, convertible to equity securities upon a qualified financing event. Interest accrues at an annual rate of 6.00%. Interest only until maturity. All unpaid principal and interest due on demand on or after December 16, 2023.	250,000
Notes payable to individuals, subordinated to senior debt. Interest accrues at 1.00% per month. Interest only payments due quarterly until maturity. Note is due upon demand.	167,236
Note payable to U.S. Small Business Administration; monthly principal and interest payments of $811, interest at 3.75% through maturity in 2050.	163,007
Notes payable to the New Mexico Finance Authority; interest only payments commencing August 2024; principal and interest payments commencing September 2025; interest at 1.625%, matures in 2031.	150,000
Total long-term debt	2,292,976
Less: current portion	(170,918)
Long-term debt, net of current portion	$ 2,122,058

Future maturities of long-term debt as of December 31, 2021 are as follows:

2022	$ 170,918
2023	253,823
2024	12,428
2025	24,657
2026	25,150
Thereafter	1,806,000
	$ 2,292,976

NOTE 7 – INCOME TAXES

To date, the Company has not generated taxable income and has therefore, historically not had any current income tax liabilities or income taxes due at either the Federal or state level.

As of December 31, 2021, the Company had Federal and New Mexico state net operating loss carryforwards of approximately $7,453,000. Due to the uncertainty of future taxable income being generated in order to realize the benefit of these net operating loss carryforwards, the Company has not recorded any deferred tax assets representing their future benefit.

NOTE 8 – LEASES

Operating Leases

The Company leases various operating facilities under operating lease agreements that have terms varying from month-to-month, to expiring in October 2024. Monthly lease payments under these leases range from $500 to $39,838. Total lease expense was $774,321 in 2021.

Future minimum lease payments are as follows:

2022	$	46,670
2023		48,050
2024		41,000

NOTE 9 – FUTURE ACCOUNTING PRONOUNCEMENTS

Effective for its annual consolidated financial statements for fiscal year 2022, the Company is subject to new accounting standards issued by FASB that will require significant changes in accounting for operating leases under which the Company is lessee. Upon adoption, among other effects, the Company will be required to record assets and liabilities for all operating lease obligations with terms of 12 months or greater. These changes will entail certain retrospective adjustments. The qualitative effects on the Company's future consolidated financial statements of these changes and related retrospective adjustments have not yet been determined.